

September 23, 2011

<u>Via E-mail</u>
Gloria Ramirez-Martinez
President and Chief Executive Officer
First Resources Corp.
3065 Beyer Blvd. B103-1
San Diego, CA 92154

> **Re: First Resources Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 22, 2011**
> **File No. 000-54336**

Dear Ms. Ramirez-Martinez:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Mara L. Ransom

                        Mara L. Ransom
                        Assistant Director

cc: Alexandra Falowski, Esq.
        Carrillo Huettel LLP